COMMERCIAL CONTRACT MERCURIA ENERGY TRADING SA [REDACTED – ADDRESS]

CRUDE OIL PURCHASE AND MARKETING AGREEMENT
CONTRACT NO. :	TERM_TRANSGLOBE_001
CONTRACT DATED :	10 February 2017

1.	SELLER (DEFINED IN THIS AGREEMENT AS “SELLER”)

TRANSGLOBE PETROLEUM INTERNATIONAL INC.,
[Redacted – address]

2.	BUYER (DEFINED IN THIS AGREEMENT AS “MARKETER”)

MERCURIA ENERGY TRADING SA
[Redacted – address]

3.	APPLICABILITY OF AGREEMENT

3.1.

THIS AGREEMENT IS ENTERED INTO CONTEMPORANEOUSLY WITH A PREPAYMENT AGREEMENT BETWEEN THE SAME PARTIES IN RELATION TO CERTAIN PREPAID VOLUMES OF CRUDE OIL TO BE DELIVERED UNDER THIS COMMERCIAL CONTRACT (THE “PREPAYMENT AGREEMENT”).

3.2.	FOR SUCH TIME AS THE PREPAYMENT AGREEMENT IS IN FULL FORCE AND EFFECT THE TERMS IN ATTACHMENT B SHALL ALSO APPLY.

3.3.

SAVE AS PROVIDED IN CLAUSE 10.1 AND ATTACHMENT B, IN THE EVENT OF A CONFLICT BETWEEN THE TERMS OF THIS AGREEMENT AND THE TERMS OF THE PREPAYMENT AGREEMENT, THE TERMS OF THIS AGREEMENT SHALL TAKE PRECEDENCE.

4.	PRODUCT (DEFINED IN THIS AGREEMENT AS “PRODUCT”)

RAS GHARIB BLEND CRUDE OIL OR OTHER EGYPTIAN PRODUCED BLENDS

5.	TYPE AND QUALITY

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COMMERCIAL CONTRACT MERCURIA ENERGY TRADING SA [REDACTED – ADDRESS]

5.1.

THE PRODUCT SHALL BE OF NORMAL EXPORT QUALITY RAS GHARIB BLEND CRUDE OIL MADE AVAILABLE AT THE TIME OF LOADING AT THE LOADING TERMINAL. RAS GHARIB BLEND CRUDE OIL HAS AN API OF 21.50Ë AND SULPHUR CONTENT IS APPROXIMATELY 3.8% WT (PER THE GENERAL CHARACTERISTICS OF GHARIB BLEND CRUDE OIL AS PROVIDED BY EGPC FROM TIME TO TIME). IF OTHER BLENDS ARE TO BE SOLD, OIL QUALITY WILL BE PROVIDED AS SOON AS AVAILABLE.

6.	QUANTITY

6.1.

DURING THE TERM OF THIS AGREEMENT, SELLER SHALL SELL AND DELIVER TO MARKETER, AND MARKETER SHALL PURCHASE AND LIFT FROM SELLER, SELLER’S FULL ENTITLEMENT TO CRUDE OIL PRODUCTION FROM THE WEST BAKR AND WEST GHARIB OIL FIELDS (THE “FIELDS”), AS WELL AS ANY OTHER CRUDE OIL THAT SELLER EXPORTS FROM THE RAS GHARIB TERMINAL OR HAS OTHERWISE AGREED UPON, PROVIDED THAT IF SUCH ENTITLEMENTS ARE NOT MADE AVAILABLE TO SELLER DURING THE TERM OF THIS AGREEMENT, SELLER SHALL HAVE NO LIABILITY HEREUNDER.

7.	DELIVERY

7.1.

FOB ONE SAFE PORT, ONE SAFE BERTH AT RAS GHARIB TERMINAL (“LOADING TERMINAL”) OR ANY OTHER TERMINAL ACCEPTABLE TO THE MARKETER. SELLER AGREES TO USE COMMERCIALLY REASONABLE EFFORTS TO PROCURE THAT MARKETER IS SUPPLIED WITH AT LEAST [Redacted – negotiated commercial terms] CARGOES PER CALENDAR YEAR OF MINIMUM [Redacted – negotiated commercial terms] BARRELS, SUBJECT ALWAYS TO THE ACTIONS OF THE TERMINAL OPERATOR WHICH ARE OUTSIDE THE CONTROL OF SELLER.

	7.2.	SUBJECT TO CLAUSE 20 (TERMINATION/SUSPENSION) OF THIS AGREEMENT, DELIVERIES OF CRUDE OIL UNDER THIS AGREEMENT SHALL TERMINATE NO EARLIER THAN THE LATER OF:

a)	THE MATURITY DATE (AS DEFINED IN THE PREPAYMENT AGREEMENT);

b)	THE DELIVERY OF 9,000,000 BARRELS OF CRUDE OIL HEREUNDER; AND

c)	SATISFACTION OF ALL AMOUNTS OUTSTANDING UNDER THE PREPAYMENT AGREEMENT.

8.	DETERMINATION OF QUANTITY AND QUALITY

8.1.

QUALITY AND QUANTITY TO BE ASCERTAINED OR WITNESSED (AS PER STANDARD PRACTICE AT LOADING TERMINAL AT TIME OF LOADING) AT LOADING TERMINAL BY A REPUTABLE INTERNATIONAL INDEPENDENT INSPECTOR (AS SELECTED BY THE MARKETER IN CONSULTATION WITH SELLER, EACH ACTING REASONABLY, AND SUBJECT ALWAYS TO APPROVAL BY EGPC AND THE TERMINAL OPERATOR) AND SHALL BE BASED ON THE STANDARD PRACTICES AT THE LOADING TERMINAL.

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COMMERCIAL CONTRACT MERCURIA ENERGY TRADING SA [REDACTED – ADDRESS]

8.2.	NET BILL OF LADING QUANTITY SHALL BE USED FOR INVOICING QUANTITY.

8.3.	COSTS OF INSPECTION SHALL BE [Redacted – negotiated commercial terms].

9.	PRICE

	9.1.	MARKETER SHALL USE COMMERCIALLY REASONABLE EFFORTS TO ACHIEVE THE HIGHEST AND BEST PRICE FOR THE CRUDE OIL DELIVERED TO AND SOLD BY IT HEREUNDER.

	9.2.	UNLESS CLAUSE 9.6(a) OR (b) APPLIES, MARKETER SHALL RECEIVE A PER BARREL MARKETING FEE CALCULATED AS SET OUT IN ATTACHMENT A BY WAY OF A DOWNWARD ADJUSTMENT TO THE UNIT PRICE SET OUT BELOW.

	9.3.	THE PRICE SHALL BE THE UNIT PRICE PER BARREL SET OUT BELOW EXPRESSED IN UNITED STATES DOLLARS MULTIPLIED BY THE NET BILL OF LADING QUANTITY (SAVE FRAUD OR MANIFEST ERROR).

	9.4.	THE UNIT PRICE SHALL BE THE PER BARREL DATED BRENT PRICE ADJUSTED FOR THE PER BARREL DIFFERENTIAL SET OUT BELOW.

	9.5.	THE DATED BRENT PRICE SHALL BE THE ARITHMETIC AVERAGE OF THE MEAN OF THE DAILY PLATTS CRUDE OIL MARKETWIRE QUOTATIONS FOR DATED BRENT PER BARREL FOR THE SCHEDULED MONTH OF LOADING (B/L DATE).

9.6.

THE DIFFERENTIAL PER BARREL SHALL BE THE POSITIVE OR NEGATIVE ACTUAL DIFFERENTIAL TO DATED BRENT PER BARREL ACHIEVED ON THE SALE BY MARKETER (PER SALE CONTRACT WITH MARKETER’S BUYER FOR THE RELEVANT CARGO), PROVIDED THAT IF:

(a)	MARKETER IS THE FINAL BUYER FOR THE RELEVANT CARGO, OR

(b)	THE FINAL BUYER IS DIRECTLY OR INDIRECTLY RELATED TO MARKETER

THEN IN EITHER CASE THE DIFFERENTIAL PER BARREL SHALL BE EQUAL THE (I) SUM OF THE EXPECTED RAS GHARIB DIFFERENTIAL PER BARREL AS CALCULATED IN CLAUSE 9.7 BELOW (“ERGD”); AND (II) A POSITIVE UPWARD PRICE ADJUSTMENT OF [Redacted – negotiated commercial terms] PER BARREL. FOR EXAMPLE, IF CLAUSE 9.6(a) OR 9.6(b) APPLIES AND DATED BRENT IS US$55/BARREL AND ERGD IS US$10/BARREL RESULTING IN A PRICE OF US$45/BARREL THEN THE UNIT PRICE IS INCREASED BY [Redacted – negotiated commercial terms]/BARREL AND THE UNIT PRICE AS PER CLAUSE 9.4 IS [Redacted – negotiated commercial terms]/BARREL.

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COMMERCIAL CONTRACT MERCURIA ENERGY TRADING SA [REDACTED – ADDRESS]

9.7.	THE ERGD FOR THE MONTH OF LOADING OF A RELEVANT CARGO SHALL BE EQUAL TO [Redacted – negotiated commercial terms].

9.8.

IF THE DAILY PLATTS, ARGUS OR OTHER PUBLICATION REFERENCED HEREIN OR AN INDEX REFERENCED HEREIN CEASES TO BE PUBLISHED, SUCH OTHER INDEX AND PUBLICATION THAT IS COMMERCIALLY EQUIVALENT SHALL BE INSTEAD UTILIZED, AS AGREED BY SELLER AND MARKETER.

9.9.

THE PER BARREL DATED BRENT PRICE WILL BE INCREASED OR DECREASED BY [Redacted – negotiated commercial terms] CENTS FOR EVERY INCREASE OR DECREASE OF A FULL ONE TENTH OF API DEGREE ABOVE OR BELOW 21.5° API FOR CRUDE OIL PER STANDARD EGPC TENDER PRICING.

9.10.

THE CALCULATED PRICE PER BARREL SHALL BE ROUNDED TO TWO DECIMAL PLACES WITH THE THIRD DECIMAL PLACE TO BE INCREASED TO THE UPPER DIGIT WHENEVER THE FOURTH DECIMAL PLACE IS EQUAL TO OR GREATER THAN FIVE.

10.	PAYMENT

10.1.

WHILE THE PREPAYMENT AGREEMENT IS IN EFFECT, IN THE EVENT OF A CONFLICT BETWEEN THE TERMS OF THIS CLAUSE 10 HEREIN AND THE TERMS OF CLAUSE 5 (SATISFACTION OF THE ADVANCES) IN THE PREPAYMENT AGREEMENT, THE TERMS OF CLAUSE 5 (SATISFACTION OF THE ADVANCES) IN THE PREPAYMENT AGREEMENT TAKE PRECEDENCE.

	10.2.	PAYMENT SHALL BE MADE IN UNITED STATES DOLLARS BY ELECTRONIC TRANSFER IN

IMMEDIATELY AVAILABLE SAME DAY FUNDS INTO SELLER’S DESIGNATED BANK ACCOUNT,

LATEST ON THE 30TH DAY AFTER THE BILL OF LADING DATE (THE BILL OF LADING DATE BEING EQUAL TO DAY ZERO).

	10.3.	PAYMENT IS TO BE EFFECTED AGAINST PRESENTATION OF THE SELLER’S COMMERCIAL

INVOICE (FAX, EMAIL OR SCANNED COPY ACCEPTABLE) AND THE FOLLOWING STANDARD SHIPPING DOCUMENTS, INCLUDING:

(a)	FULL SET 3/3 ORIGINAL BILLS OF LADING ISSUED TO OR ENDORSED TO THE ORDER OF MARKETER OR MARKETER’S BANK,

(b)	ORIGINAL CERTIFICATE OF ORIGIN OR EQUIVALENT DOCUMENT,

(c)	ORIGINAL CERTIFICATES OF QUALITY AND QUANTITY.

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COMMERCIAL CONTRACT MERCURIA ENERGY TRADING SA [REDACTED – ADDRESS]

10.4.

IN THE EVENT THAT ONE OR MORE OF THE STANDARD SHIPPING DOCUMENTS ARE NOT AVAILABLE AT THE TIME WHEN PAYMENT IS DUE, PAYMENT TO BE EFFECTED AGAINST PRESENTATION OF SELLER’S COMMERCIAL INVOICE (FAX, EMAIL OR SCANNED COPY ACCEPTABLE) AND SELLER’S LETTER OF INDEMNITY (SIGNED BY SELLER AND SELLER’S BANK) FOR TEMPORARILY MISSING DOCUMENTS (FAX, EMAIL OR SCANNED COPY ACCEPTABLE) IN SELLER’S STANDARD FORMAT. ORIGINAL DOCUMENTS TO BE REMITTED AS SOON AS AVAILABLE.

IN THE EVENT THAT THE SALE PRICE PER BARREL IS NOT AVAILABLE FIVE BANKING DAYS BEFORE PAYMENT DUE DATE, SELLER SHALL SUBMIT A PROVISIONAL INVOICE FOR PAYMENT. PROVISIONAL INVOICE SHALL BE CALCULATED IN ACCORDANCE WITH CLAUSE 9, ON THE BASIS OF ALL QUOTATIONS KNOWN AT THE TIME OF INVOICING. AS SOON AS THE FINAL UNIT PRICE IS AVAILABLE, A FINAL INVOICE/CREDIT NOTE SHALL BE SUBMITTED FOR SETTLEMENT WITHIN FIVE BANKING DAYS OF RECEIPT. NO INTEREST WILL BE DUE BY THE OWING PARTY ON ANY DIFFERENCE BETWEEN THE PROVISIONAL AND FINAL INVOICE VALUE.

10.5.	PAYMENT DUE ON A SUNDAY OR MONDAY BANK HOLIDAY SHALL BE MADE ON THE NEXT BANKING DAY. PAYMENT DUE ON A SATURDAY OR ANY OTHER BANK HOLIDAY SHALL BE MADE ON THE PRECEDING BANKING DAY.

10.6.	IN THIS AGREEMENT, A REFERENCE TO A "BANKING DAY" OR "BUSINESS DAY" SHALL HAVE THE SAME MEANING AS GIVEN TO THE TERM "BUSINESS DAY" IN THE PREPAYMENT AGREEMENT.

11.	NOMINATION / ACCEPTANCE AND CARRYING VESSEL

	11.1.	MARKETER’S NOMINATED VESSEL IS SUBJECT TO BOTH SELLER’S AND LOADING TERMINAL OPERATOR’S ACCEPTANCE, SUCH ACCEPTANCE NOT TO BE UNREASONABLY WITHHELD.

11.2.

THE NOMINATION SHALL INCLUDE THE NAMED VESSEL, [Redacted – negotiated commercial terms], ITS EXPECTED ARRIVAL DATE AT THE LOAD PORT, THE QUANTITY OF OIL TO BE LOADED, DOCUMENTATION INSTRUCTIONS AND ANY OTHER INFORMATION AS MAY BE REQUESTED.

	11.3.	SELLER SHALL USE COMMERCIALLY REASONABLE EFFORTS TO INFORM MARKETER OF EXPECTED CRUDE OIL CARGO SIZE AND LOADING DATES 45 DAYS PRIOR TO THE EXPECTED LOADING DATES.

	11.4.	OTHER TERMS AND CONDITIONS GOVERNING NOMINATION SHALL BE IN ACCORDANCE WITH THE GENERAL PROVISIONS REFERRED TO BELOW.

12.	TITLE AND RISK

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COMMERCIAL CONTRACT MERCURIA ENERGY TRADING SA [REDACTED – ADDRESS]

12.1.

TITLE AND RISK IN THE PRODUCT SHALL PASS FROM SELLER TO MARKETER AS THE PRODUCT PASSES THE VESSEL’S FLANGE CONNECTION BETWEEN THE DELIVERY HOSE AND THE PERMANENT HOSE CONNECTION OF THE VESSEL AT THE LOADING TERMINAL.

12.2.	IT IS EXPRESSLY UNDERSTOOD THAT THE PASSAGE OF TITLE AND RISK IS NOT CONDITIONAL ON THE DELIVERY OF THE ORIGINAL BILLS OF LADING TO THE MARKETER.

12.3.

SELLER HEREBY EXPRESSLY WARRANTS THAT IT HAS MARKETABLE TITLE, FREE AND CLEAR OF ANY LIENS OR ENCUMBRANCES TO THE OIL SOLD AND DELIVERED HEREUNDER, AND THAT SELLER HAS FULL RIGHT AND AUTHORITY TO TRANSFER SUCH TITLE AND EFFECT DELIVERY OF SUCH OIL TO MARKETER.

13.	LAYTIME AND DEMURRAGE

	13.1.	TOTAL LAYTIME ALLOWED FOR LOADING SHALL BE [Redacted – negotiated commercial terms] RUNNING HOURS EXCLUDING FRIDAYS, SATURDAYS AND PUBLIC HOLIDAYS.

13.2.

DEMURRAGE, IF ANY, SHALL BE FOR THE ACCOUNT OF SELLER AND CALCULATED AS PER CHARTER PARTY RATE, TERMS, CONDITIONS AND EXCEPTIONS (SAVE WHERE THERE IS NO CHARTERPARTY RATE IN WHICH CASE SECTION 7.5.2 OF THE 2015 BP GTCs (AS DEFINED BELOW) SHALL APPLY) AND SHALL BE DEDUCTED FROM SALE PRICE.

14.	DESTINATION

	14.1.	MARKETER UNDERTAKES THAT THE PRODUCT DELIVERABLE HEREUNDER SHALL NOT:

		(a)	BE EXPORTED TO ANY RESTRICTED JURISDICTION (AS DEFINED BELOW); OR

		(b)	BE SOLD OR SUPPLIED TO ANY NATURAL OR LEGAL PERSON IN ANY RESTRICTED JURISDICTION; OR

		(c)	BE SOLD OR SUPPLIED TO ANY NATURAL OR LEGAL PERSON OR ENTITY FOR THE PURPOSE OF ANY COMMERCIAL ACTIVITY CARRIED OUT IN OR FROM ANY SUCH RESTRICTED JURISDICTION.

14.2.

FOR THE PURPOSES OF THIS CLAUSE “RESTRICTED JURISDICTION" SHALL MEAN ANY COUNTRY, STATE, TERRITORY OR REGION AGAINST WHICH THERE ARE SANCTIONS IMPOSED BY THE UNITED NATIONS, UNITED STATES OF AMERICA OR THE UNITED KINGDOM, WHICH PROHIBIT THE EXPORT OF PRODUCT THERETO. MARKETER AGREES TO HOLD SELLER HARMLESS FROM, AND INDEMNIFY SELLER FOR, ANY LOSSES, COSTS, DAMAGES, FINES AND/OR PENALTIES INCURRED BY ANY BREACH OF THESE DESTINATION PROVISIONS.

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COMMERCIAL CONTRACT MERCURIA ENERGY TRADING SA [REDACTED – ADDRESS]

15.	ASSIGNMENT

15.1.

NEITHER OF THE PARTIES TO THIS AGREEMENT SHALL WITHOUT THE PREVIOUS CONSENT IN WRITING OF THE OTHER PARTY (WHICH SHALL NOT BE UNREASONABLY WITHHELD OR DELAYED) ASSIGN THIS AGREEMENT OR ANY RIGHTS OR OBLIGATIONS HEREUNDER. IN THE EVENT OF AN ASSIGNMENT IN ACCORDANCE WITH THE TERMS OF THIS CLAUSE, THE ASSIGNOR SHALL NEVERTHELESS REMAIN RESPONSIBLE FOR THE PROPER PERFORMANCE OF THE AGREEMENT. ANY ASSIGNMENT NOT MADE IN ACCORDANCE WITH THE TERMS OF THIS CLAUSE SHALL BE VOID.

15.2.

NOTWITHSTANDING CLAUSE 15.1, MARKETER MAY, ASSIGN (OR OTHERWISE GRANT SECURITY) OVER SOME OR ALL OF ITS RIGHTS UNDER THIS AGREEMENT IN CONNECTION WITH ANY FINANCE, CREDIT INSURANCE, SECURITISATION OR BANK FUNDING ARRANGEMENTS IN ACCORDANCE WITH THE PROVISIONS IN CLAUSES 25.2 AND 25.3 OF THE PREPAYMENT AGREEMENT AND, ALSO IN ACCORDANCE WITH SUCH PROVISIONS, SELLER SHALL PROMPTLY DO ANY ACT, DEED OR THING REASONABLY REQUIRED BY MARKETER TO GIVE EFFECT TO SUCH ASSIGNMENT (OR OTHER GRANTING OF SECURITY).

16.	LIMITATION OF LIABILITY

16.1.

SELLER AND MARKETER SHALL NOT BE LIABLE HEREUNDER FOR CONSEQUENTIAL, INDIRECT OR SPECIAL LOSSES, LOSS OF PROFIT, LOSS OF REPUTATION OR SPECIAL DAMAGES OF ANY KIND ARISING OUT OF OR IN ANY WAY CONNECTED WITH THE PERFORMANCE OF OR FAILURE TO PERFORM THIS AGREEMENT.

16.2.

ANY LOSSES SUFFERED IN CONNECTION WITH ANY DERIVATIVE INSTRUMENT RELATED TO THE PRODUCT ENTERED INTO FOR HEDGING PURPOSES AND ARISING OUT OF A BREACH OF THIS AGREEMENT SHALL BE DEEMED NOT TO BE FORESEEABLE AND RECOVERABLE NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT OR RULE OF LAW TO THE CONTRARY.

17.	APPLICABLE LAW AND JURISDICTION

	17.1.	THIS AGREEMENT IS MADE UNDER, AND SHALL BE GOVERNED BY, AND BE CONSTRUED IN ALL RESPECTS IN ACCORDANCE WITH, THE LAWS OF ENGLAND AND WALES BUT WITHOUT REFERENCE TO ANY CONFLICT OF LAW RULES.

17.2.

THE MARKETER AND SELLER EXPRESSLY AGREE THAT THE APPLICATION OF THE "UNITED NATIONS CONVENTION ON CONTRACTS FOR THE INTERNATIONAL SALE OF GOODS 1980" IS HEREBY EXCLUDED PURSUANT TO ARTICLE 6 OF THE CONVENTION.

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COMMERCIAL CONTRACT MERCURIA ENERGY TRADING SA [REDACTED – ADDRESS]

17.3.

THE PARTIES EXPRESSLY AGREE THAT ALL DISPUTES AND CLAIMS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ALLEGED BREACH THEREOF SHALL BE SUBMITTED TO THE EXCLUSIVE JURISDICTION OF THE HIGH COURT SITTING IN LONDON AND TO SERVICE OF PROCESS BY REGISTERED MAIL.

17.4.

HOWEVER, ANY DECISION OF THE HIGH COURT MAY BE ENFORCED IN THE COURTS OF ANY COUNTRY AND FURTHERMORE, NEITHER PARTY SHALL BE PRECLUDED FROM PURSUING ARREST, ATTACHMENT AND/OR OTHER CONSERVATORY ACTIONS IN THE COURTS OF ANY OTHER COUNTRY, OR EXERCISING ANY CONTRACTUAL RIGHTS IN RELATION TO THE VESSEL OR THE PRODUCT AS PROVIDED FOR ELSEWHERE IN THIS AGREEMENT.

17.5.	EACH PARTY UNDERTAKES TO APPOINT AN AGENT FOR SERVICE OF PROCESS IN LONDON PROMPTLY UPON REQUEST OF THE OTHER PARTY.

17.6.

WHERE IN ACCORDANCE WITH RELEVANT VAT RULES, ANY SALE HEREUNDER MAY BE ZERO-RATED, SUCH SALE SHALL BE ZERO-RATED AND THE MARKETER SHALL EXERCISE COMMERCIALLY REASONABLE EFFORTS TO DO SUCH ACTS, DEEDS AND THINGS AS ARE NECESSARY (WHICH MAY INCLUDE AND SHALL NOT BE LIMITED TO PROVIDING TO THE SELLER ALL SUCH PROPER, TRUE AND ACCURATE DOCUMENTATION OR ASSISTANCE AS MAY REASONABLY BE REQUIRED BY THE RELEVANT TAXING OR OTHER AUTHORITY OR GOVERNMENTAL BODY) TO ENSURE THAT SUCH SUPPLY IS ZERO-RATED FOR PURPOSES OF SUCH VAT RULES.

18.	COMPLIANCE WITH LAWS AND REGULATIONS

18.1.

NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, NOTHING IN THIS AGREEMENT IS INTENDED, AND NOTHING HEREIN SHOULD BE INTERPRETED OR CONSTRUED, TO INDUCE OR REQUIRE EITHER PARTY HERETO TO ACT IN ANY MANNER (INCLUDING FAILING TO TAKE ANY ACTIONS IN CONNECTION WITH A TRANSACTION) WHICH IS INCONSISTENT WITH, PENALISED OR PROHIBITED BY (I) SUCH INTERNATIONAL SANCTION LAWS ISSUED BY THE UNITED NATIONS, THE UNITED STATES OF AMERICA OR THE UNITED KINGDOM THAT MAY BE APPLICABLE TO THAT PARTY AND (II) ANY LAWS RELATING TO MONEY LAUNDERING, BRIBERY, TRADE CONTROLS, EXPORT CONTROLS, EMBARGOES OR INTERNATIONAL BOYCOTTS OF ANY TYPE APPLICABLE TO THAT PARTY (TOGETHER “THE APPLICABLE LAWS AND REGULATIONS”).

18.2.

IN ADDITION EACH PARTY HEREBY ALSO REPRESENTS, WARRANTS, AND COVENANTS THAT, WITH RESPECT TO ANY ACTIVITIES UNDERTAKEN IN CONNECTION WITH THIS AGREEMENT OR TRANSACTIONS CONTEMPLATED HEREUNDER, IT HAS NOT VIOLATED OR FAILED, AND WILL NOT VIOLATE OR FAIL, TO COMPLY WITH ANY OF THE APPLICABLE LAWS AND REGULATIONS AND THAT ALL ACTIVITIES UNDERTAKEN IN CONNECTION WITH THIS AGREEMENT CAN BE FULLY PERFORMED (INCLUDING MAKING AND RECEIVING PAYMENT) WITHOUT INFRINGING ANY OF THE APPLICABLE LAWS AND REGULATIONS.

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COMMERCIAL CONTRACT MERCURIA ENERGY TRADING SA [REDACTED – ADDRESS]

18.3.

EACH PARTY REPRESENTS THAT NEITHER IT NOR ANY OF ITS AFFILIATES IS AN INDIVIDUAL OR ENTITY (OR IS OWNED OR CONTROLLED BY OR ACTING FOR OR ON BEHALF OF AN INDIVIDUAL OR ENTITY) WITH WHOM TRANSACTIONS OF THE KIND ENVISAGED BY THIS AGREEMENT ARE CURRENTLY PROHIBITED OR RESTRICTED UNDER THE APPLICABLE LAWS AND REGULATIONS, INCLUDING BY REASON OF BEING INCLUDED ON ANY LIST OF RESTRICTED ENTITIES, PERSONS OR ORGANISATIONS PUBLISHED BY THE UNITED STATES OF AMERICA, THE UNITED NATIONS OR THE UNITED KINGDOM (A "SANCTIONED ENTITY").

18.4.

IF SELLER BREACHES ANY OF ITS OBLIGATIONS UNDER THIS CLAUSE OR IF IT OR ANY OF ITS AFFILIATES BECOMES A SANCTIONED ENTITY, MARKETER SHALL HAVE THE RIGHT OF UNILATERAL FULL OR PARTIAL TERMINATION OR SUSPENSION OF THE AGREEMENT BY WRITTEN NOTICE TO THE OTHER PARTY AND NO LIABILITY WILL BE APPLIED TO THE TERMINATING PARTY FOR SUCH EARLY TERMINATION AND/OR SUSPENSION OF THE AGREEMENT. SELLER SHALL BE LIABLE FOR ANY LOSSES AND DAMAGES SUFFERED BY THE OTHER PARTY AS A RESULT THEREOF.

19.	OTHER TERMS

19.1.

WHERE NOT INCONSISTENT WITH THE TERMS SET OUT ABOVE 2015 BP GENERAL TERMS AND CONDITIONS FOR PURCHASES AND SALES OF CRUDE OIL, REFINED PETROLEUM AND RELATED PRODUCTS (“2015 BP GTCs”) WITH LATEST AMENDMENTS SHALL APPLY. IN THE EVENT OF CONFLICT BETWEEN THIS AGREEMENT AND THE AFOREMENTIONED TERMS THEN THE TERMS OF THIS AGREEMENT SHALL TAKE PRECEDENCE.

19.2.	THIS AGREEMENT IS NOT INTENDED TO GIVE ANY THIRD PARTY THE RIGHT TO ENFORCE ANY OF ITS TERMS. NO TERM OF THIS AGREEMENT SHALL BE ENFORCEABLE UNDER THE CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999.

19.3.	THIS AGREEMENT MAY NOT BE AMENDED EXCEPT IN WRITING EXECUTED BY EACH OF THE PARTIES.

19.4.

ANY OTHER CONSENT, NOTICE OR APPROVAL FROM MARKETER TO SELLER OR SELLER TO MARKETER, AS THE CASE MAY BE, UNDER THIS AGREEMENT MUST BE OBTAINED IN WRITING AND SHALL BE OF NO EFFECT IF IT IS NOT IN WRITING.

19.5.	SELLER AND MARKETER SHALL HAVE NO RIGHTS OF SET-OFF AGAINST THE OTHER PARTY WITHOUT THE PRIOR WRITTEN CONSENT OF THE OTHER PARTY.

19.6.

THIS AGREEMENT TOGETHER WITH THE PREPAYMENT AGREEMENT CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE PARTIES ABOUT ITS SUBJECT MATTER AND ANY PREVIOUS ARRANGEMENTS, UNDERSTANDINGS AND NEGOTIATIONS ON THAT SUBJECT CEASE TO HAVE ANY EFFECT.

19.7.

NO FAILURE TO EXERCISE, NOR ANY DELAY IN EXERCISING, ON THE PART OF MARKETER OR SELLER, ANY RIGHT OR REMEDY UNDER THIS AGREEMENT SHALL OPERATE AS A WAIVER, NOR SHALL ANY SINGLE OR PARTIAL EXERCISE OF ANY RIGHT OR REMEDY PREVENT THE EXERCISE OF ANY OTHER RIGHT OR REMEDY. THE RIGHTS AND REMEDIES PROVIDED IN THIS AGREEMENT ARE CUMULATIVE AND NOT EXCLUSIVE OF ANY RIGHTS OR REMEDIES PROVIDED BY LAW.

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COMMERCIAL CONTRACT MERCURIA ENERGY TRADING SA [REDACTED – ADDRESS]

20.	TERMINATION/SUSPENSION

20.1.

IN THIS AGREEMENT, A "MATERIAL DEFAULT" SHALL OCCUR, IN RELATION TO MARKETER, IF MARKETER: (I) DEFAULTS ON PAYMENT AND DOES NOT CURE SUCH DEFAULT WITHIN [Redacted – negotiated commercial terms] BUSINESS DAYS OF SELLER PROVIDING NOTICE OF SUCH DEFAULT; OR (II) BREACHES ANY OTHER OBLIGATION OF THIS AGREEMENT AND DOES NOT CURE SUCH BREACH WITHIN [Redacted – negotiated commercial terms] BUSINESS DAYS OF SELLER PROVIDING NOTICE OF SUCH BREACH.

	20.2.	PROVIDED THAT THERE ARE NO AMOUNTS OUTSTANDING UNDER THE PREPAYMENT AGREEMENT, SELLER MAY TERMINATE THIS AGREEMENT EARLY IF MARKETER COMMITS A MATERIAL DEFAULT.

	20.3.	SELLER MAY SUSPEND DELIVERIES OF CRUDE OIL HEREUNDER IN ACCORDANCE WITH THE 2015 BP GTCS.

20.4.

SELLER MAY WITHIN THE [Redacted – negotiated commercial terms] MONTH PERIOD FOLLOWING THE EFFECTIVE DATE OF A CHANGE OF CONTROL (AS DEFINED IN CLAUSE 5.4.2 OF THE PREPAYMENT AGREEMENT), TERMINATE THIS AGREEMENT EARLY UPON PROVIDING MARKETER WITH THIRTY DAYS WRITTEN NOTICE.

20.5.

MARKETER OR, PROVIDED THAT THERE ARE NO AMOUNTS OUTSTANDING UNDER THE PREPAYMENT AGREEMENT, SELLER MAY TERMINATE THIS AGREEMENT IN THE ORDINARY COURSE BY WRITTEN NOTICE TO THE OTHER PARTY ON OR FOLLOWING THE LATER TO OCCUR OF: (I) THE MATURITY DATE (AS DEFINED IN THE PREPAYMENT AGREEMENT), AND (II) THE DELIVERY OF 9,000,000 BARRELS OF CRUDE OIL HEREUNDER.

	20.6.	SELLER MAY TERMINATE THIS AGREEMENT EARLIER THAN THE OCCURRENCE OF THE EVENTS SET FORTH IN CLAUSES 20.2 AND 20.5 UPON THIRTY DAYS WRITTEN NOTICE TO MARKETER.

	20.7.	THIS AGREEMENT MAY BE EXTENDED FROM TIME TO TIME BY MUTUAL AGREEMENT OF SELLER AND MARKETER.

20.8.

IN THE EVENT OF EARLY TERMINATION OF THIS AGREEMENT BY SELLER PURSUANT TO CLAUSE 20.4 OR 20.6 WITH NO MATERIAL DEFAULT BY MARKETER CONTINUING (INCLUDING AS A RESULT OF TERMINATION BY SELLER ON A CHANGE OF CONTROL BY SELLER), THEN SELLER SHALL PAY THE EARLY TERMINATION COMPENSATION TO MARKETER IN THE CIRCUMSTANCES AND AS DETAILED IN CLAUSE 2 OF ATTACHMENT B.

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COMMERCIAL CONTRACT MERCURIA ENERGY TRADING SA [REDACTED – ADDRESS]

20.9.

IN THE EVENT OF A SUSPENSION OF MARKETING RIGHTS TO MARKETER OR THE GRANTING OF MARKETING RIGHTS TO ANOTHER PARTY DURING THE TERM OF THIS AGREEMENT WITH NO MATERIAL DEFAULT BY MARKETER CONTINUING (INCLUDING BUT NOT LIMITED TO EGPC ASSERTING/CLAIMING MARKETING RIGHTS TO THE SELLER’S PRODUCTION), THEN SELLER SHALL PAY THE ALTERNATIVE MARKETING COMPENSATION TO MARKETER IN THE CIRCUMSTANCES AND AS DETAILED IN CLAUSE 1 OF ATTACHMENT B.

21.	CAPACITY AND WAIVER OF IMMUNITY

	21.1.	EACH PARTY WARRANTS THAT:

(a)	IT IS A DULY INCORPORATED COMPANY VALIDLY EXISTING UNDER THE LAW OF ITS JURISDICTION OF INCORPORATION; AND

(b)	IT HAS THE POWER AND AUTHORITY TO EXECUTE, DELIVER AND PERFORM ITS OBLIGATIONS UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THEM; AND

(c)	THE PERSON ENTERING INTO THIS AGREEMENT IS DULY AUTHORIZED TO DO SO AND HAS CAPACITY TO BIND THE COMPANY.

21.2.	EACH PARTY HEREBY IRREVOCABLY WAIVES ANY IMMUNITY FROM SUIT, EXECUTION, AND ATTACHMENT IN RESPECT OF ITSELF OR ITS ASSETS TO THE FULLEST EXTENT PERMITTED BY LAW.

22.	NOTICES

	22.1.	UNLESS OTHERWISE PROVIDED ELSEWHERE IN THIS AGREEMENT, ANY NOTICES, COMMUNICATIONS OR CLAIM BY EITHER PARTY TO THE OTHER SHALL BE MADE IN WRITING TO THE FOLLOWING:

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COMMERCIAL CONTRACT MERCURIA ENERGY TRADING SA [REDACTED – ADDRESS]

SELLER:

TransGlobe Petroleum International Inc.
[Redacted - address]
Attention: Gordon Burton (Secretary)
Tel: [Redacted]
Email: [Redacted]

COPY TO:

TransGlobe Petroleum International Inc.
[Redacted - address]
Attention: Lloyd Herrick (Vice President & COO)
Attention: Albert Gress (Vice President Business Development)
Tel: [Redacted]
Email: [Redacted]

MARKETER:

Contractual contact:
[Redacted]

Operational contact:
[Redacted]

Trade Finance contact:
[Redacted]

Demurrage:
All Demurrage claims to be sent to:

[Redacted - address]

Email: [Redacted]

22.2.	ANY ALTERATIONS TO THE CONTACTS OR ADDRESSES SPECIFIED HERE ABOVE SHALL BE NOTIFIED IMMEDIATELY TO THE OTHER PARTY.

23.	CONFIDENTIALITY

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COMMERCIAL CONTRACT MERCURIA ENERGY TRADING SA [REDACTED – ADDRESS]

THIS AGREEMENT AND THE TERMS AND CONDITIONS CONTAINED HEREIN SHALL BE KEPT CONFIDENTIAL BETWEEN THE PARTIES INCLUDING ANY EXCHANGE OF PRODUCT PRICING. HOWEVER MAY BE DISCLOSED TO THE EXTENT REQUIRED (I) BY ANY ORDER OF ANY COURT OF COMPETENT JURISDICTION OR ANY COMPETENT JUDICIAL, GOVERNMENTAL, REGULATORY OR SUPERVISORY BODY, (II) BY THE RULES OF ANY LISTING AUTHORITY, STOCK EXCHANGE OR ANY REGULATORY OR SUPERVISORY BODY WITH WHICH A PARTY IS BOUND TO COMPLY AND (III) FOR THE PURPOSE OF ANY FINANCE, SECURITISATION, CREDIT INSURANCE OR BANK FUNDING ARRANGEMENTS TO ANY FINANCIAL INSTITUTION SELECTED BY THE MARKETER.

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COMMERCIAL CONTRACT MERCURIA ENERGY TRADING SA [REDACTED – ADDRESS]

SIGNATURES

EXECUTED BY MARKETER ON THE DATE SET OUT ON THE FIRST PAGE OF THIS AGREEMENT:

________________________
MARKETER

[Crude Oil Purchase and Marketing Agreement – Signature Pages]

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COMMERCIAL CONTRACT MERCURIA ENERGY TRADING SA [REDACTED – ADDRESS]

EXECUTED BY SELLER ON THE DATE SET OUT ON THE FIRST PAGE OF THIS AGREEMENT:

________________________
SELLER

[Crude Oil Purchase and Marketing Agreement – Signature Pages]

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COMMERCIAL CONTRACT MERCURIA ENERGY TRADING SA [REDACTED – ADDRESS]

ATTACHMENT A

MARKETING FEE

1.

UNLESS CLAUSE 9.6(a) OR (b) APPLIES, A MARKETING FEE (“FEE”) WILL BE PAYABLE TO MARKETER DETERMINED BY MULTIPLYING THE NET BILL OF LADING QUANTITY SOLD HEREUNDER (SAVE FRAUD OR MANIFEST ERROR) BY THE PER BARREL FEE AMOUNT DETERMINED IN ITEM 2 OF THIS ATTACHMENT A.

2.	THE PER BARREL FEE AMOUNT FOR A RELEVANT CARGO SOLD HEREUNDER IS BASED ON A COMPARISON OF [Redacted – negotiated commercial terms] WITH THE [Redacted – negotiated commercial terms].

[Crude Oil Purchase and Marketing Agreement – Attachment A]

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COMMERCIAL CONTRACT MERCURIA ENERGY TRADING SA [REDACTED – ADDRESS]

ATTACHMENT B

THE FOLLOWING CLAUSES ARE APPLICABLE IF THE PREPAYMENT AGREEMENT IS STILL IN EFFECT. OTHERWISE, THIS AGREEMENT IS SUBJECT ONLY TO THE TERMS AND CONDITIONS WITHIN THE BODY OF THIS AGREEMENT.

1.

ALTERNATIVE MARKETING COMPENSATION: IT IS INTENDED THAT MARKETER BE PAID A MARKETING FEE FOR ALL SALES BY MARKETER OF ENTITLEMENT BARRELS FROM SELLER'S EGYPTIAN ENTITLEMENT PRODUCTION PURSUANT TO ATTACHMENT A. SELLER MAY FROM TIME TO TIME AGREE WITH AN EGYPTIAN GOVERNMENT BODY TO SELL CRUDE OIL THROUGH IT. IN SUCH CASE, ALTERNATIVELY MARKETER WILL BE ENTITLED TO BE PAID A FEE OF [Redacted – negotiated commercial terms]/BBL FOR ANY SUCH SALES THAT SELLER EXECUTES THROUGH THE EGYPTIAN GOVERNMENT BODIES (OR ANY PARTY OTHER THAN MARKETER) TO THE EXTENT SELLER DOES NOT DELIVER 9,000,000 BARRELS OF CRUDE OIL HEREUNDER TO MARKETER DURING THE DURATION OF THIS AGREEMENT.

2.

EARLY TERMINATION COMPENSATION: IF (I) THIS AGREEMENT IS TERMINATED BY SELLER PURSUANT TO CLAUSE 20.4 OR 20.6 OR (II) THE ADVANCE (AS DEFINED IN THE PREPAYMENT AGREEMENT) IS SATISFIED IN FULL (OTHER THAN AS A RESULT OF AN EARLY TERMINATION DUE TO A CHANGE OF CONTROL PRIOR TO THE MATURITY DATE (AS DEFINED IN THE PREPAYMENT AGREEMENT), OR THE DELIVERY OF 9,000,000 BARRELS OF CRUDE OIL HEREUNDER, OR THAT IS THE SUBJECT OF A SUBSEQUENT UTILISATION REQUEST UNDER THE PREPAYMENT AGREEMENT), SELLER SHALL PAY MARKETER THE FOLLOWING AMOUNT AS PRE-AGREED LIQUIDATED DAMAGES FOR SUCH TERMINATION OR SATISFACTION IN FULL (AS APPLICABLE):

i.	IF SUCH TERMINATION OR SATISFACTION IN FULL OCCURS BEFORE THE FIRST ANNIVERSARY OF THE DATE OF THIS AGREEMENT: [Redacted – negotiated commercial terms];

ii.

IF SUCH TERMINATION OR SATISFACTION IN FULL OCCURS ON OR AFTER THE FIRST ANNIVERSARY OF THE DATE OF THIS AGREEMENT BUT BEFORE THE SECOND ANNIVERSARY OF THE DATE OF THIS AGREEMENT: [Redacted – negotiated commercial terms];

iii.

IF SUCH TERMINATION OR SATISFACTION IN FULL OCCURS ON OR AFTER THE SECOND ANNIVERSARY OF THE DATE OF THIS AGREEMENT: THE LESSER OF (I) [Redacted – negotiated commercial terms]; AND (II) THE AMOUNT DETERMINED BY MULTIPLYING THE RESULT OF 9,000,000 BARRELS LESS THE NUMBER OF BARRELS DELIVERED UNDER THIS AGREEMENT BY [Redacted – negotiated commercial terms] PER BARREL ON THE DATE SUCH TERMINATION OR SATISFACTION IN FULL OCCURS.

[Crude Oil Purchase and Marketing Agreement – Attachment B]

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COMMERCIAL CONTRACT MERCURIA ENERGY TRADING SA [REDACTED – ADDRESS]

THE LIQUIDATED DAMAGES SPECIFIED IN THIS AGREEMENT (INCLUDING CLAUSE 20 (TERMINATION/SUSPENSION) AND THIS ATTACHMENT B ARE A GENUINE PRE-ESTIMATE OF MARKETER'S DAMAGES FOR TERMINATION, SUSPENSION OR SATISFACTION IN FULL (AS APPLICABLE). THE PARTIES HAVE FREELY AGREED THAT THESE LIQUIDATED DAMAGES REPRESENT PROPER, FAIR AND REASONABLE AMOUNTS RECOVERABLE BY MARKETER ARISING FROM THE CIRCUMSTANCES GIVING RISE TO PAYMENT OF THE RELEVANT AMOUNTS. SELLER ENTERS INTO THE OBLIGATION TO PAY THE LIQUIDATED DAMAGES SPECIFIED IN THIS AGREEMENT WITH THE INTENTION THAT IT IS A LEGALLY BINDING, VALID AND ENFORCEABLE CONTRACTUAL PROVISION AGAINST SELLER, HAVING CONTRACTED AT ARMS LENGTH, POSSESSING EXTENSIVE COMMERCIAL EXPERIENCE AND EXPERTISE AND HAVING BEING ADVISED BY ITS OWN LEGAL ADVISERS IN RELATION TO THIS AGREEMENT. SELLER AGREES TO EXCLUDE AND HEREBY WAIVES THE RIGHT OF THE BENEFIT OF, TO THE EXTENT PERMITTED BY LAW, THE APPLICATION OR OPERATION OF ANY LEGAL RULE OR NORM, INCLUDING UNDER STATUTE, EQUITY AND COMMON LAW, RELATING TO THE CHARACTERISATION OF LIQUIDATED AMOUNTS AS PENALTIES.

3.

EXCEPTION: MARKETER ACKNOWLEDGES THAT NO ALTERNATIVE MARKETING OR EARLY TERMINATION COMPENSATION SHALL BE PAYABLE BY SELLER FOR EARLY TERMINATION BY SELLER IN ACCORDANCE WITH CLAUSE 20.2 OR 20.5 OF THIS AGREEMENT.

4.	NO DEDUCTION: ALL PAYMENTS TO BE MADE BY SELLER IN RESPECT OF ALTERNATIVE MARKETING OR EARLY TERMINATION COMPENSATION SHALL BE MADE IN FULL WITHOUT SET OFF, DEDUCTION OR COUNTERCLAIM.

[Crude Oil Purchase and Marketing Agreement – Attachment B]

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